Exhibit 99.1

Dejour Reports Improved Q1 2011 Financial Results

Woodrush Waterflood to Enhance 2011 Oil Production and Cash Flow

Denver, Colorado, June 14, 2011 — Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ), an independent oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin and Peace River Arch regions, today announced the release of its financial results for the first quarter period ended March 31, 2011.

Q1 2011 Key Achievements

In Q1 2011, the Company focused on increasing production, reserves, and operational efficiency at the its Drake/Woodrush properties, while maintaining all prospective acreage holdings and positioning for renewed drilling activities as both the business environment and commodity prices improved.

During the quarter, the Company achieved the following major objectives and also made significant progress on key strategic initiatives:

•
Commenced water injection at Woodrush halfway oil pool in Northern Eastern British Columbia, Canada to increase oil recovery and future production. Subsequent to March 31, 2011, the waterflood program was successfully implemented.

•	Raised gross proceeds of $3.3 million in equity under challenging market conditions, allowing the Company to support the development of oil and gas properties in the Drake/Woodrush properties.

•	Extended a bridge loan credit facility to April 30, 2011. Subsequent to March 31, 2011, the Company further extended this credit facility to October 31, 2011.

Key Corporate Objectives for the Remainder of 2011

•	Generate positive operating cash flow beginning Q3 2011;

•	Increase oil production and NI-51-101 compliant reserves at the Woodrush field;

•	Finalize a competitive non-equity project funding package for Phase 1 drilling at Gibson Gulch;

•	Commence Phase 1 drilling of 16 wells at Gibson Gulch; and

•	Finish the evaluation of an exploratory well at South Rangely to determine future drilling activity in the field.

“We are pleased with the strategy that we have in place and look forward to providing our shareholders with updates on our milestone advancements as they occur.  With rising oil production at Woodrush, $200MM in proved and probable reserve value in our property portfolio and a robust, liquids rich gas development initiation at Gibson Gulch, Dejour is well positioned to exploit our assets in a strong, commodity driven environment,” stated Robert Hodgkinson, Co-Chairman and CEO.

First Quarter 2011 Conference Call Information

The Company has scheduled a conference call for Tuesday, June 14, 2011 at 12:00pm EST. Interested parties can join the live event by dialing 1-866-321-6651 at least 10 minutes prior to the start of the call, conference ID: 8781135. Participants from outside North America can join the event by dialing +1-416-642-5212 and utilizing the same conference ID.

For those unable to listen to the live call, a replay will be available through June 19, 2011 by dialing 1-888-203-1112 (+1-647-436-0148 for international callers) and entering pass code 8781135. Additionally, an MP3 audio file will be available for download from Dejour’s website www.dejour.com within 24 hours of the call. The audio link will be concurrently posted on the Company’s Facebook and Twitter feeds as it becomes available.

Effective January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”), which are also generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. In accordance with the standard related to the first time adoption of IFRS, the Company’s transition date to IFRS was January 1, 2010 and therefore the comparative information for 2010 has been prepared in accordance with IFRS accounting policies.

Note: Operating cash flow, Operating netback, EBITDA and Adjusted EBITDA are non-GAAP measures and are defined in detail in the “Non-GAAP Measures” note at the end of this press release.

Summary of Selected Financial Highlights (Unaudited)
		Three months ended March 31,
		2011	2010
		$	$
Revenue	Note (1)	1,355,000	1,135,000
Net loss	Note (2)	(2,079,000)	(2,584,000)
Net loss per share	Note (3)	(0.02)	(0.03)
Operating netback (1)	Note (4)	840,000	281,000
EBITDA (1)	Note (5)	(1,305,000)	(1,490,000)
Adjusted EBITDA (1)	Note (5)	(202,000)	(754,000)

(1)	“Non-GAAP Measures”

Notes:
(1) Revenue for Q1 2011 increased to $1,355,000 from $1,135,000 for Q1 2010. The increase in revenue was mainly attributable to the absence of gas compressor issues that existed in Q1 2010. The 18% increase in sales was also due to higher realized oil prices and higher gas production for the current quarter.

(2) Net loss for Q1 2011 decreased to $2,079,000 from $2,584,000 for Q1 2010. The decrease in net loss was due to the increased revenues and decreased operating and transportation costs, amortization, depletion and impairment losses. This was partially offset by the increase in non-cash fair value of warrant liability associated with the increase in the Company’s share prices during the recent quarter.

(3) Net loss per share for Q1 2011 was $0.02 compared to $0.03 for Q1 2010. The decrease was mainly the result of lower net loss for the current quarter.

(4) Operating netback for Q1 2011 increased to $840,000 or $24.08/BOE from $281,000 or $9.95/BOE for Q1 2010. The increase was due to higher revenues and lower operating and transportation expenses.

(5) EBITDA for Q1 2011 was ($1,305,000) compared to ($1,490,000) in Q1 2010.  Adjusted EBITDA for Q1 2011 was ($202,000) compared to ($754,000) in Q1 2010.  The improvement in Adjusted EBITDA was due to higher revenue resulting in lower net loss in Q1 2011.

Summary of Selected Operational Highlights

DEAL Production and Netback Summary

		Three Months Ended March 31,
		2011	2010
Production Volumes:
Oil and natural gas liquids (bbls)		12,276	12,435
Gas (mcf)		146,667	96,608
Total (BOE)	Note (1)	36,720	28,536

Average Price Received (Wellhead):
Oil and natural gas liquids ($/bbls)		82.51	69.20
Gas ($/mcf)		3.89	5.04
Total ($/BOE)		43.13	47.22

Royalties ($/BOE)	Note (2)	5.68	7.74

Operating and Transportation Expenses ($/BOE)	Note (3)	13.37	29.53

Netbacks ($/BOE)	Note (4)	24.08	9.95

Notes:

(1) The increase in production was mainly due to the two new wells commenced production in May 2010.

(2) Royalties of $5.68 per BOE for Q1 2011 were lower than the prior year’s quarter of $7.74 per BOE, due to a royalty holiday in place for one of the Company’s active gas wells in Q1 2011.

(3) Operating and transportation expenses for Q1 2011 decreased to $13.37 per BOE compared to $29.53 per BOE for Q1 2010 despite higher revenues.  In Q1 2010, we experienced high operating expense and production down time, as we were installing a new gas compressor at Woodrush.  Those changes are now contributing to lower operating costs and higher production volume in Q1 2011.

(4) Operating netbacks for the current quarter increased to $24.08 per BOE from $9.95 per BOE for Q1 2010. The increase was mainly due to higher revenues and lower operating and transportation expenses.

Liquidity and Capital Resources

Cash Balance and Cash Flow

The Company had cash and cash equivalents of $4,367,000 as at March 31, 2011.  In addition to the cash balance, the Company also had accounts receivable of $902,000, most of which related to March 2011 oil and gas sales and had been received subsequent to March 31, 2011.

Our investing activities during the three months ended March 31, 2011 were financed primarily by the proceeds raised from the issuance of flow-through shares in December 2010 and the completion of a private placement in February 2011.

Bank Line of Credit and Bridge Loan Financing

In March 2010, the Company negotiated a credit facility for a bridge loan of up to $5,000,000. This facility is secured by a first floating charge over all assets of DEAL, bears interest at 12% per annum.

In April 2011, the Company extended the credit facility to October 31, 2011 and can be further extended for a maximum of 3 months subject to a 1% extension fee per month on the outstanding loan balance and lender’s approval.  Monthly repayment of $100,000 is required beginning May 31, 2011.  This facility is used to support the development of its oil and gas properties in the Drake/Woodrush area.

According to the terms of the facility, the Company is required to maintain particular loan covenants including a certain working capital ratio, debt to equity ratio and debt to trailing cash flow ratio.  As at March 31, 2011, the Company is in compliance with all covenants.

Condensed Consolidated Balance Sheets (Unaudited)

	As at March 31, 2011	As at December 31, 2010
	$	$
Assets:

Cash and cash equivalents	4,367,000	4,758,000
Other current assets	1,005,000	781,000
Exploration and evaluation assets	10,048,000	10,257,000
Property, plant and equipment	16,328,000	14,175,000
Other non-current assets	442,000	442,000
Total assets	32,190,000	30,413,000

Liabilities and shareholders’ equity:

Bank line of credit and bridge loan	4,500,000	4,800,000
Accounts payable and accrued liabilities	3,175,000	2,909,000
Warrant liability	2,330,000	1,181,000
Other long-term liabilities	781,000	738,000
Shareholders’ equity	21,404,000	20,785,000
Total liabilities and shareholders’ equity	32,190,000	30,413,000

Consolidated Statements of Comprehensive Loss (Unaudited)

	For the three months ended March 31,
	2011	2010
	$	$
Revenues and other income:
Gross revenues	1,584,000	1,347,000
Royalties	(237,000)	(221,000)
Revenues, net of royalties	1,347,000	1,126,000
Other income	8,000	9,000
	1,355,000	1,135,000
Expenses:
Operating and transportation	507,000	845,000
General and administrative	960,000	987,000
Finance costs	243,000	256,000
Stock-based compensation	188,000	236,000
Foreign exchange loss	84,000	16,000
Amortization, depletion and impairment losses	718,000	1,109,000
Financial instrument loss	47,000	42,000
Change in fair value of warrant liability	874,000	499,000
	3,621,000	3,990,000

Loss before income taxes	(2,266,000)	(2,855,000)
Deferred income tax recovery	187,000	271,000

Net loss for the period	(2,079,000)	(2,584,000)
Foreign currency translation adjustment	(287,000)	(430,000)

Comprehensive loss	(2,366,000)	(3,014,000)

Net loss per common share – basic and diluted	(0.02)	(0.03)

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three months ended March 31,
	2011	2010
	$	$

Cash, beginning of period	4,758,000	2,733,000

Cash from (used in) operating activities	820,000	(726,000)

Cash used in investing activities:
Deposits	-	(40,000)
Exploration and evaluation assets	(41,000)	(120,000)
Additions to property, plant and equipment	(2,867,000)	(2,136,000)
Changes in non-cash investing working capital	(780,000)	506,000
Total cash used in investing activities	(3,688,000)	(1,790,000)

Cash from financing activities	2,477,000	1,120,000

Cash, end of period	4,367,000	1,337,000

Supplemental Financial Information – Non-GAAP Measures

Operating Cash Flow

	For the three months ended March 31,
	2011	2010
	$	$
Cash from (used) in operating activities - GAAP	820,000	(726,000)
Less: changes in non-cash working capital	1,315,000	255,000
Operating Cash Flow – Non-GAAP	(495,000)	(981,000)

Operating Cash Flow is a non-GAAP measure defined as net cash provided by operating activities before changes in assets and liabilities.

Operating Netback

	For the three months ended March 31,
	2011	2010
	$	$
Revenues	1,584,000	1,347,000
Less: Royalties	(237,000)	(221,000)
Less: Operating and transportation expenses	(507,000)	(845,000)
Operating Netback	840,000	281,000

Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses.

EBITDA

	For the three months ended March 31,
	2011	2010
	$	$
Net loss	(2,079,000)	(2,584,000)
Deferred income tax recovery	(187,000)	(271,000)
Finance costs	243,000	256,000
Amortization, depletion and impairment losses	718,000	1,109,000
EBITDA	(1,305,000)	(1,490,000)

EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, finance costs, and amortization, depletion and impairment losses.

Adjusted EBITDA

	For the three months ended March 31,
	2011	2010
	$	$
EBITDA	(1,305,000)	(1,490,000)
Adjustments:
Non-cash stock-based compensation	189,000	237,000
Unrealized financial instrument loss	40,000	-
Change in fair value of warrant liability	874,000	499,000
Adjusted EBITDA	(202,000)	(754,000)

Adjusted EBITDA is a non-GAAP measure and it excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Non-GAAP Measures: This news release contains references to non-GAAP measures as follows:

Operating Cash Flow is a non-GAAP measure defined as net cash provided by operating activities before changes in assets and liabilities.

Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses.

EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, interest expense and finance fee, and amortization, depletion and accretion.

Adjusted EBITDA excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Operating Cash Flow, Operating Netback, EBITDA and Adjusted EBITDA and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “BOE” may be misleading if used in isolation.  A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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